CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2010 AND 2009

(Expressed in Canadian Dollars, unless otherwise stated)

Management’s Report on Internal Control over Financial Reporting

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/s/ Ferdinand Dippenaar	/s/ Lourens A. van Vuuren
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 15, 2011

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Great Basin Gold Ltd.

We have completed integrated audits of Great Basin Gold Ltd.’s 2010 and 2009 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Great Basin Gold Ltd. which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Basin Gold Ltd. as at December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Great Basin Gold Ltd.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Great Basin Gold Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control -Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

March 15, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets

		December 31	December 31
	Note	2010	2009
		$ '000	$ '000
Assets

Current assets
Cash and cash equivalents	5	$12,855	$89,464
Amounts receivable	6	9,340	5,053
Inventory	7	18,440	26,312
Available-for-sale financial instruments	8	–	4,961
Held-for-trading financial instruments	9	–	207
Other assets		1,283	865
		41,918	126,862
Loans due from related parties	10(a)	13,372	–
Property, plant and equipment	11	512,384	191,474
Reclamation deposits	12	4,719	4,590
Restricted cash	13	–	2,439
Mineral property interests	14	245,650	222,919
Total Assets		$818,043	$548,284

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	15	$61,732	$29,206
Current portion of long term borrowings	16	53,516	43,768
Current portion of other liabilities	18	278	–
		115,526	72,974

Long term borrowings	16	156,062	86,948
Future income taxes	17	18,939	10,659
Other liabilities	18	12,419	–
Site reclamation obligations	19	5,660	3,990
		193,080	101,597
Shareholders' equity
Share capital		709,449	567,596
Warrants		6,108	13,104
Contributed surplus		86,540	83,267
Deficit		(294,625)	(265,713)
Accumulated other comprehensive income (loss)		1,965	(24,541)
		509,437	373,713

Total Liabilities and Shareholders' Equity		$818,043	$548,284

Segment disclosure	23
Subsequent events	24

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen

Ferdinand Dippenaar	Ronald W. Thiessen

Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations and Comprehensive Loss

		Year ended	Year ended
		December 31	December 31
	Note	2010	2009
		$ '000	$ '000

Revenue		$99,706	$33,738
(Expenses) income
Production cost		(70,326)	(20,615)
Depletion charge		(8,444)	(3,262)
Exploration expenses		(10,450)	(16,592)
Pre-development expenses		(13,397)	(25,869)
Corporate and administrative cost		(7,630)	(7,501)
Corporate social responsibility		–	(1,084)
Environmental impact study		(2,580)	(982)
Foreign exchange gain - net		4,641	2,549
Salaries and compensation
Salaries and wages		(7,528)	(6,628)
Stock-based compensation	20(b)	(4,887)	(8,284)
Loss before the undernoted and income taxes		(20,895)	(54,530)
Interest expense		(64)	(144)
Interest income		1,827	2,911
Net realized gain on available-for-sale financial instruments	8	489	–
Net realized loss on held-for-trading financial instruments	9	(67)	–
Net unrealized gain (loss) on held-for-trading financial instruments		86	(2,215)
Net unrealized loss on held-for-trading financial instruments recognized	18(b)	(3,606)	–
Net unrealized market-to-market adjustments on held-for-trading financial instruments	18(b)	(6,860)	–
Loss before income taxes		(29,090)	(53,978)
Taxes recovered (paid)	17	9	(8)
Future income tax recovery	17	169	5,540
Loss for the year		$(28,912)	$(48,446)

Other comprehensive income (loss)
Unrealized gain on available-for-sale financial instruments	8	603	3,026
Realized gain on available-for-sale financial instruments upon transfer	8	(1,530)	–
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations		27,433	(27,780)
Other comprehensive income (loss)		$26,506	$(24,754)

Total comprehensive loss for the year		$(2,406)	$(73,200)

Basic and diluted loss per share		$(0.08)	$(0.16)

Weighted average number of common shares outstanding (thousands)		358,711	310,068

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit

			Year ended		Year ended
	Note	December 31, 2010		December 31, 2009
			$ '000		$ '000

		Number of		Number of
Common shares		shares		shares
		(thousands)		(thousands)
Balance, beginning of the year		334,158	$567,596	215,167	$428,657
Equity line: shares issued for cash, net of share issue costs		-	-	2,847	3,911
Public offering: shares issued for cash, net of share issue costs		-	-	115,000	132,700
Share purchase options exercised	20(b)	6,085	14,308	1,124	2,293
Share purchase warrants exercised	20(c)	59,504	100,290	-	-
Shares issued for early settlement of senior secured notes	20(f)	2,234	3,910	-	-
Shares issued for settlement of senior secured notes	20(g)	1,461	4,102	-	-
Shares issued on settlement of Rusaf contingent payment requirement	20(e)	10,573	19,243	-	-
Shares issued for mineral properties		-	-	20	35
Balance, end of year		414,015	$709,449	334,158	$567,596

		Number of		Number of
Share purchase warrants		warrants		warrants
		(thousands)		(thousands)
Balance, beginning of the year		86,178	$13,104	49,180	$24,006
Warrants issued pursuant to senior secured notes		-	-	8,248	-
Warrants issued pursuant to public offering, net of share issue costs		-	-	57,500	5,308
Exercised, credited to share capital	20(c)	(59,504)	(5,811)	-	-
Expired	20(c)	(1,756)	(1,185)	(28,750)	(16,210)
Balance, end of year		24,918	$6,108	86,178	$13,104

Contributed surplus
Balance, beginning of the year			$83,267		$21,600
Stock-based compensation	20(b)		7,469		12,104
Share purchase options exercised, credited to share capital			(5,212)		(808)
Fair value of share purchase warrants expired			1,185		16,210
Future income tax on expired share purchase warrants			(169)		(1,294)
Convertible bond equity component			-		35,455
Balance, end of year			$86,540		$83,267

Deficit
Balance, beginning of the year			$(265,713)		$(217,267)
Net loss for the year			(28,912)		(48,446)
Balance, end of year			$(294,625)		$(265,713)

Accumulated other comprehensive (loss) income
Balance, beginning of the year			$(24,541)		$213
Unrealized gain on available-for-sale financial instruments			603		3,026
Realized gain on available-for-sale financial instruments upon transfer			(1,530)		-
Accumulated unrealized gain on foreign exchange translation of self- sustaining foreign operations			27,433		(27,780)
Balance, end of year			$1,965		$(24,541)

Total accumulated comprehensive loss and deficit, end of year			(292,660)		(290,254)

TOTAL SHAREHOLDERS' EQUITY			$509,437		$373,713

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows

	Year ended	Year ended
	December 31	December 31
	2010	2009
	$ '000	$ '000
Operating activities
Loss for the year	$(28,912)	$(48,446)
Items not involving cash
Production non-cash charges	4,213	1,034
Pre-development non-cash charges	1,077	2,791
Exploration non-cash charges	291	313
Depreciation	226	152
Future income tax recovery	(169)	(5,540)
Loss on sale of assets	–	15
Net realized gain on available-for-sale financial instruments	(489)	–
Net realized loss on held-for-trading financial instruments	67	–
Unrealized (gain) loss on held-for-trading financial instruments	(86)	2,215
Unrealized loss on held-for-trading financial instruments recognized	3,606	–
Unrealized mark-to-market adjustments on held-for-trading financial instruments	6,860	–
Mineral properties written off	–	154
Non-cash stock-based compensation expense	4,887	8,284
Unrealized foreign exchange gain	(6,613)	(3,953)
Depletion	8,444	3,179
Interest expense accrual	64	120
Interest income accrual	(227)	(519)
Changes in non-cash operating working capital
Amounts receivable	(5,200)	(881)
Prepaid expenses	(408)	27
Inventory	6,812	(14,846)
Accounts payable and accrued liabilities	4,432	651
Cash used in operating activities	(1,125)	(55,250)

Investing activities
Mineral property acquisition costs	(51)	(61)
Net proceeds on sale of financial instruments	3,527	–
Proceeds on sale of assets	–	64
Additions to property, plant and equipment	(229,478)	(118,187)
Net additions to restricted cash	(6,204)	–
Additional amount advanced under loan agreement	(1,072)	–
Reclamation deposits	(62)	(1,795)
Cash used in investing activities	(233,340)	(119,979)

Financing activities
Common shares and warrants issued for cash, net of issue costs	103,500	143,403
Net proceeds received from long term borrowings	72,478	119,906
Repayment of long term borrowings	(2,242)	(33,884)
Payment of interest on convertible debentures	(10,513)	–
Early settlement of 6,925 senior secured notes	(4,569)	–
Advances to related parties	–	(230)
Cash generated from financing activities	158,654	229,195

(Decrease) increase in cash and cash equivalents	(75,811)	53,966
Cash and cash equivalents, beginning of year	89,464	33,549
Foreign exchange movement on cash and cash equivalents	(798)	1,949
Cash and cash equivalents, end of year	$12,855	$89,464

Refer to note 21 of the Notes to the Consolidated Financial Statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

1.	Nature of operations

Great Basin Gold Ltd. (“Great Basin” or the “Company”) is incorporated under the laws of the Province of British Columbia and is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2011 and 2012. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

2.	Basis of preparation and principles of consolidation

These consolidated financial statements (“financial statements”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, as described in note 25, differ in certain respects from accounting principles generally accepted in the United States of America.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Subsidiaries: are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Subsidiaries are consolidated from the date on which control is acquired and are no longer consolidated when control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date.

The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

3.	Significant accounting policies

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(b) Amounts receivable

Amounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of receivables.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in profit or loss.

(c) Inventory

Inventories, which include work in progress, unprocessed ore and stores and materials, are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Work in progress consists of precious metals in production and unrefined precious metals, which are valued at the average production costs plus allocated overhead expenses. Unprocessed ore consists of surface stockpiles and is valued at the average production costs plus allocated overhead expenses. Stores and materials consist of consumables and are valued at the weighted average cost.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.

Capitalized mine development costs include expenditures incurred to develop new orebodies, following the receipt of all necessary permits and licenses to permit commercial mining activities. Mine development costs are capitalized to the extent they provide access to gold bearing deposits and have future economic benefit.

Depreciation, depletion and amortization of mine development costs are computed by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortized from the date on which mining begins.

Amortization of equipment used directly on exploration projects is included in exploration expenses.

Other assets are depreciated over their estimated useful lives on a straight line basis and have been calculated as follows:

Buildings, including fixtures and improvements	10 years
Site equipment	3 – 7 years
Leased assets	3 – 7 years
Vehicles	3 – 7 years
Computers	3 years
Office furniture and fixtures	5 years

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

Land and assets under construction are not depreciated.

Borrowing costs are allocated to the construction of any qualifying asset and are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

(e) Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Mineral property acquisition costs are subject to impairment tests for long lived assets.

Exploration expenditures are charged to profit or loss as incurred.

Pre-development costs incurred prior to a development decision and the receipt of all necessary permits and licenses for commercial mining operations are charged to profit or loss as incurred.

Development expenditures incurred subsequent to the commencement of commercial production to increase productive capacity or to extend the life of existing production are capitalized under mine development costs.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Administrative expenditures are expensed as incurred.

(f) Impairment of non-financial assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is determined on the basis of estimated undiscounted future cash flows to be derived from the asset group.

Mineral property acquisition costs capitalized in early stage exploration projects are evaluated based on available technical data with reference to market related resource ounce prices.

If the recoverable amount is less than the carrying value of the asset group, the fair value of the asset group is estimated. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its estimated fair value.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(g) Income taxes (continued)

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h) Site reclamation obligations

Estimated long-term asset retirement obligations, comprising continuous pollution control during the reclamation process, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present values of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect inflation and the time value of money. The discount rate used is based on a pre-tax credit adjusted risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates.

The present value of environmental disturbances created as well as changes to estimates are expensed under operating expenses against an increase in the rehabilitation provision for those projects for which a decision to develop has not been taken. Change in estimates for projects in the development phase is capitalized and amortised over the life of mine on the units-of-production method. Rehabilitation costs incurred that are included in the estimates are charged to the provision. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

(i) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

(j) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In years when the Company records a net loss, the effect of the stock options and warrants would be anti-dilutive and accordingly basic and diluted loss per share are the same.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(k) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to impairment of mineral property interests, valuation of inventories, allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired, the determination of amortization, depletion and accretion, determination of reclamation obligations, the determination of the fair values of financial instruments, assumptions used in determining the fair value of non-cash stock-based compensation, warrants and derivatives, determination of valuation allowances for future income tax liabilities, estimated market related interest rate used to calculate the equity component of compound financial instruments and allocation of indirect mining and overhead expenses to production and development costs. Actual results could differ from these estimates.

(l) Segment disclosure

The primary reporting format of the Company is by business segment. As there is only one business segment, being the exploration and development of mineral properties, relevant disclosures are given in the financial statements.

The secondary reporting format is by geographical analysis by origin (refer note 23). The accounting policies of the segments are the same as those described in the accounting policy notes to the Company’s financial statements.

(m) Stock-based compensation

The Company has an equity-settled, stock-based compensation plan, where the Company grants stock options to certain employees and non-employees. Non-employees are those individuals over whom the Company does not exercise, nor have the right to exercise, sufficient control to establish an employer-employee relationship as determined by law.

For employees, equity stock-based payments are measured at the fair value of the equity instruments at the date of grant.

The deferred stock-based compensation is expensed over the vesting period using the graded method, based on the Company’s estimate of the shares that are expected to eventually vest. For non-employees equity stock-based payments are measured at fair value of the equity instruments over the vesting periods, the expense of which is being recognized on each vesting date.

The Company used the Black Scholes option pricing model in determining the fair value of the options granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in profit or loss, with a corresponding adjustment to equity. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(m) Stock-based compensation (continued)

When unvested options are forfeited the Company reverses previously recognized charges to profit or loss. The value of vested options remains in contributed surplus.

(n) Revenue recognition

Revenue is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured.

The sale of gold and other precious metals, including metal bearing ore, is recognized when the significant risks and rewards of ownership of the products are transferred to the buyer.

(o) Long-term borrowings

Borrowings are initially recognized at fair value net of transaction cost incurred and subsequently measured at amortized cost, and are amortized to the repayment amount over the expected term to repayment using the effective interest method.

A compound financial instrument is a debt security with an embedded conversion option, such as a convertible bond, and requires the separate recognition of the liability and equity component. The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent nonconvertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and is recognized under contributed surplus. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Leased assets

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognized at the same amount. Capitalized lease assets are depreciated over their estimated useful lives. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits on a straight line basis related to the period the assets concerned will be used.

(q) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

The Company’s integrated foreign operations translate monetary assets and liabilities denominated in a foreign currency into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(q) Foreign currency translation (continued)

Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in profit or loss.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.

The results and financial position of all self sustaining entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•	all resulting exchange differences are recognized as a separate component of equity (accumulated other comprehensive income).

When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

The functional currency of the Burnstone property is the South African Rand (ZAR) and for the Hollister and Esmeralda properties it is the United States Dollar (US$). The Canadian Dollar is the presentation currency for the Company.

(r) Financial instruments

Financial instruments are initially measured at fair value when the Company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income or loss.

Cash and cash equivalents are non-derivative financial assets which consist of cash and highly liquid investments and are readily convertible to known amounts of cash.

These held-for-trading financial assets are recognized at fair value and are included in current assets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(r) Financial instruments (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recognized at fair value and subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Purchases and sales of investments are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

Investments are initially recognized at cost plus transaction costs for all financial assets. Investments are derecognized when sold. Available-for-sale financial assets are subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in profit or loss. The fair values of quoted investments are based on current bid prices.

These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If, in the opinion of the directors, an other than temporary decline in value exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss.

Financial assets at fair value through profit or loss have been categorized as 'financial assets held-for-trading'. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as 'held-for-trading' unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

The fair value of derivative contracts qualifying as fair value hedges are reflected as assets or liabilities in the balance sheet. Changes in fair value are recorded in current earnings (loss) in the Statement of Operations and Comprehensive Loss in each period, consistent with recording changes to the mark-to-market value of the underlying hedged asset or liability in income.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

3.	Significant accounting policies (continued)

(r) Financial instruments (continued)

Financial guarantees are reflected as liabilities on the balance sheet, recognized at fair value on inception and subsequently carried at amortized cost.

4.	Capital disclosures

The Company’s objectives when managing capital are:

•	To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and
•	To provide an adequate return to shareholders.

The Company considers the items included in the consolidated statement of shareholder’s equity and borrowings as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through private placements and public offerings, enter into new debt arrangements, sell assets to reduce debt or return capital to shareholders.

The term facility agreement entered into (refer note 16(d)) dictates certain requirements in respect of capital management. These covenants are considered and impacts on the capital management strategies of the Company. These covenants are standard to loan agreements of this nature and include:

•	Minimum tangible net worth values
•	Maximum debt to equity, debt service cover and loan life cover ratios

As at December 31, 2010, the Company complied with these requirements.

5.	Cash and cash equivalents

	December 31	December 31
	2010	2009
	$’000	$’000
Cash	$2,929	$1,298
Cash equivalents	9,926	88,166
	$12,855	$89,464

Cash equivalents are composed of short-term investments with maturity dates of three months or less, call accounts and money market investments, which are available on 24 hour notice, and bankers acceptances which are readily convertible to known cash amounts.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

6.	Amounts receivable

	December 31	December 31
	2010	2009
	$’000	$’000
HST/VAT receivable	$4,808	$3,388
Trade receivables	3,949	385
Other receivables	583	1,280
	$9,340	$5,053

7.	Inventory

	December 31	December 31
	2010	2009
	$’000	$’000
Stores and materials	$3,534	$735
Unprocessed ore	3,220	19,481
Precious metals in process	11,686	6,096
	$18,440	$26,312

Production costs recognized in current loss consist of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. During the year ended December 31, 2010, stores and materials, unprocessed ore and precious metals in process of $70.3 million have been included under production cost (2009: $20.6 million) and $8.4 million under depletion charge (2009: $3.3 million).

8.	Available-for-sale financial instruments

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$4,961	$900
Kryso shares
Addition	-	1,035
Unrealized gain	603	3,026
Disposal	(5,564)	-
Balance, end of year	$-	$4,961

Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia, is a publicly traded company on the AIM market of the London Stock Exchange. The 24,229,895 shares were acquired over a period of 3 years at an accumulative original cost of $4 million and were subsequently revalued to their fair value of $4.9 million on December 31, 2009, which was calculated based on the closing price of GBP 12.10 pence per share and an exchange rate of $1.69:1GBP.

The Company disposed of its entire investment in Kryso during June 2010 for net proceeds of $3.5 million (GBP2.2 million). At disposal date the carrying value of the investment was $5.6 million (GBP3.6 million), which was calculated based on the closing price of GBP15.15 pence per share and an exchange rate of $1.55:1GBP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

8.	Available-for-sale financial instruments (continued)

The Company reversed unrealized fair value gains of $2.6 million (GBP1.7 million) and $1.1 million foreign exchange losses from other comprehensive income to current loss, resulting in a net realized gain of $0.5 million (GBP0.3 million) and $1.1 million foreign exchange loss being recorded in current loss.

9.	Held-for-trading financial instruments

	Number of	December 31	Number of	December 31
	warrants	2010	warrants	2009
	(thousands)	$’000	(thousands)	$’000
Balance, beginning of the year	6,087	$207	6,087	$80
Unrealized fair value (loss) gain	-	(33)	-	127
Disposal at fair value	(6,087)	(174)	-	-
Balance, end of year	-	$-	6,087	$207

On June 23, 2010, the Company disposed of its investment in Kryso warrants for net proceeds of $0.1 million (GBP0.07 million), resulting in a net loss of $0.07 million (GBP0.04 million) recognized in current loss. The warrants were carried at fair value. Refer to note 8 for details of the investment in Kryso.

10.	Related party balances and transactions

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received.

(a) Loan due from related parties

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$-	$-
- Cash advances	1,072	-
- Transfer from restricted cash	11,737	-
Loan advanced	12,809	-
Interest earned	227	-
Foreign exchange	336	-
Balance, end of year	$13,372	$-

Black Economic Empowerment” (“BEE”) legislation in South Africa required a target of 26% ownership in the Company’s South African projects by historically disadvantaged South Africans by 2014. In order to comply with this legislation, Tranter Burnstone (Pty) Ltd. (“Tranter”), a BEE company, acquired 19,938,650 treasury common shares for $38 million in 2007, which was deemed equivalent to the 26% underlying value of the Burnstone Property on October 1, 2007. Tranter borrowed the funds from Investec Bank Ltd (“Investec”), a South African bank, to purchase the shares and Great Basin gave a loan guarantee in favour of Tranter initially limited to ZAR80 million.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

10.	Related party balances and transactions (continued)

(a) Loan due from related parties (continued)

Subsequently the Company, through its wholly owned subsidiary Southgold Exploration (Pty) Ltd (“Southgold”) agreed with Investec to increase the guarantee to $21 million (ZAR140 million) to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec. This revised agreement required Southgold to increase the balance in the Security Call Deposit to $12 million (ZAR80 million) and allowed for these funds to be utilized towards any advances required to be made to Tranter under the guarantee agreement (refer note 13). A loan of $13 million (ZAR 88 million) was advanced to Tranter in October 2010 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec. The amount set aside in the escrow account was used to partially fulfill this obligation.

As a result of this loan the remaining Tranter guarantee is now reduced to $6.9 million (ZAR52 million (refer note 18(a)). Any advances to Tranter under this guarantee are due to be repaid by Tranter in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter (second to Investec).

(b) Reimbursement for related party expenses and services rendered

	December 31	December 31
	2010	2009
	$’000	$’000

Tranter Gold (Proprietary) Limited	$-	$(18)

Tranter Gold (Proprietary) Limited (“Tranter Gold”) is a wholly-owned subsidiary of Tranter and has a director in common with the Company. In 2009, the Company provided Tranter Gold with certain accounting and administrative services on rates negotiated while the officer was dealing at arm’s length with the Company. No services were provided during the 2010 year.

11.	Property, plant and equipment

December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$’000	$’000	$’000
Land and buildings	$6,200	$223	$5,977
Mine infrastructure	24,958	1,894	23,064
Mine development and plant under construction	435,255	-	435,255
Site equipment	51,799	16,439	35,360
Leased assets	10,250	1,211	9,039
Vehicles	1,859	1,255	604
Computers	3,612	932	2,680
Office furniture and fixtures	880	475	405

	$534,813	$22,429	$512,384

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

11.	Property, plant and equipment (continued)

December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$’000	$’000	$’000
Land and buildings	$5,935	$172	$5,763
Mine infrastructure	16,657	192	16,465
Mine development and plant under construction	139,792	-	139,792
Site equipment	33,912	8,607	25,305
Leased assets	2,545	392	2,153
Vehicles	1,812	894	918
Computers	1,352	712	640
Office furniture and fixtures	938	500	438
	$202,943	$11,469	$191,474

As at December 31, 2010, $435.3 million (2009: $139.8 million), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Mine infrastructure and development include borrowing costs of $30.3 million (2009: $19.9 million) which were capitalized during the year (refer note 21).

Assets are pledged as security for long term borrowings as set-out in note 16(b), (c) and (d).

12.	Reclamation deposits

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$4,590	$2,887
Guarantee – Burnstone Property	144	188
Investments – Burnstone Property	354	244
Reclamation Bond – Esmeralda Property	-	1,362
Reclamation Bond – Hollister Property	84	-
Hypothecation lifted	(400)	-
Foreign exchange	(53)	(91)
Balance, end of year	$4,719	$4,590

The components of reclamation deposits on the consolidated balance sheets are as follows:

	Hollister	Burnstone	Esmeralda
	Property	Property	Property	December 31,
	(note 12(a))	(note 12(b))	(note 12(c))	2010
	$’000	$’000	$’000	$’000
Balance, beginning of the year	$2,232	$1,104	$1,254	$4,590
Guarantee and investments	-	498	-	498
Reclamation bond	84	-	-	84
Hypothecation lifted	(400)	-	-	(400)
Foreign exchange	(93)	107	(67)	(53)
Balance, end of year	$1,823	$1,709	$1,187	$4,719

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

12.	Reclamation deposits (continued)

(a) Hollister Property

As at December 31, 2010, the Company had posted $1.8 million (US$1.8 million) in reclamation deposits with the United States Bureau of Land Management ("BLM") in respect of exploration drilling and trial mining on certain areas of the Hollister Property (2009: $2.2 million (US$2.1 million)).

(b) Burnstone Property

As at December 31, 2010, the Company placed investments and deposits for guarantees of $1.7 million (ZAR11.3 million) in favor of the South African Department of Mineral Resources for the reclamation of the Burnstone Property (2009: $1.1 million (ZAR7.8 million)).

(c) Esmeralda Property

As at December 31, 2010 the Company had posted cash surety and bonding of $1.2 million (US$1.2 million) in reclamation deposits with the Division of Environmental Protection of the Nevada States Department of Conservation and Natural Resources and the Forest Service of the United States Department in respect of future reclamation of the Esmeralda Property (2009: $1.3 million (US$1.2 million)).

13.	Restricted cash

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$2,439	$4,171
Payment	5,882	-
Interest earned	322	352
Reverse prior year fair value adjustment	2,423	-
Fair value adjustment	-	(2,342)
Loan advanced	(11,737)	-
Foreign exchange	671	258
Balance, end of year	$-	$2,439

Restricted cash represented cash on a security call deposit with Investec which has been utilized for the loan to Tranter made under the guarantee provided by the Company (refer note 10(a)) and note 18(a)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

14.	Mineral property interests

	December 31	December 31
	2010	2009
	$’000	$’000
Hollister Property (note 14(a))	$64,190	$75,918
Burnstone Property (note 14(b))	114,111	107,158
Rusaf Property (note 14(c))	64,066	36,467
Esmeralda Property (note 14(d))	3,074	3,218
Other	209	158
	$245,650	$222,919

(a) Hollister Property, Nevada, United States of America

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$75,918	$88,624
Depletion charge	(7,930)	(6,012)
Foreign exchange	(3,798)	(6,694)
Balance, end of year	64,190	$75,918

Depletion of $1.7 million relating to stockpiled tons and ounces in process was capitalized to the value of the unprocessed ore and precious metals in process (refer note 7).

The Hollister Property is pledged as security for long term borrowings as set-out in note 16(c).

(b) Burnstone Property, Mpumalanga, Republic of South Africa

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$107,158	$130,783
Foreign exchange	6,953	(23,625)
Balance, end of year	$114,111	$107,158

The Burnstone Property us pledged as security for long term borrowings as set-out in note 16(d).

(c) Rusaf Properties, Kurils Island and Republic of Tanzania

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$36,467	$36,467
Shares issued for contingent payment requirement (note 14(c)(i))	7,992	-
Shares issued for settlement of remaining contingent payment requirement (note 14(c)(ii))	19,607	-
Balance, end of year	$64,066	$36,467

The Rusaf Plan of Arrangement (“Rusaf agreement”), entered into during the second quarter of 2008, provided for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by GBG Rusaf Gold Limited (“GBG Rusaf”).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

14.	Mineral property interests (continued)

(c) Rusaf Properties, Kurils Island and Republic of Tanzania (continued)

In the event of such discoveries, the Company would issue shares, the number of which were to be determined using the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former GBG Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton) (“Contingent payment requirement”).

The Company also agreed to spend a minimum of $15 million and up to a maximum of $27 million in terms of the agreement to explore the acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure was contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by GBG Rusaf.

(i)

Contingent payment requirement

In connection with this contingent payment requirement, the Company issued 3,073,773 shares in January 2010 with a total value of $5.5 million, which was charged as amortization and capitalized in accordance with the Company’s policy. The Company recorded $7.9 million as mineral properties, consisting of $5.5 million relating to the share issuance and a $2.4 million future income tax liability (refer note 20(e) and note 17).

(ii)

Settlement of remaining contingent payment requirement

The terms of the contingent payment requirement were amended and the remaining contingent payment was settled in full through the issuance of 7.5 million shares in June 2010, with a total value of $13.7 million, which was charged as amortization and capitalized in accordance with the Company’s policy (refer note 20(e)).

The Company recorded $19.6 million as mineral properties, consisting of $13.7 million relating to the share issuance and a $5.9 million future income tax liability (refer note 17).

(d) Esmeralda Property, Nevada, United States of America

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$3,218	$3,763
Transfer tax and filing fees	-	5
Reclamation asset	29	(34)
Foreign exchange	(173)	(516)
Balance, end of year	$3,074	$3,218

The Esmeralda Property is pledged as security for long term borrowings as set-out in note 16(c).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

15.	Accounts payable and accrued liabilities

	December 31	December 31
	2010	2009
	$’000	$’000
Trade payables	$9,165	$7,317
Accrued liabilities	50,875	21,077
Leave liability	1,692	812
	$61,732	$29,206

16.	Long term borrowings

Non-current portion of long term borrowings

	December 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Convertible debentures (note16(a))	$91,677	$86,304
Finance lease liabilities (note 16(b))	436	644
Term facility agreement (note 16(d))	63,949	-
	$156,062	$86,948

Current portion of long term borrowings

	December 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Finance lease liabilities (note 16(b))	$6,955	$724
Senior secured notes (note 16(c))	40,101	43,044
Term facility agreement (note 16(d))	6,460	-
	$53,516	$43,768

Aggregate future payments, inclusive of interest

	Less than 1 year	1 – 5 years	More than 5
			years
Convertible debentures (note 16(a))	$10,120	$156,438	$-
Finance lease liabilities (note 16(b))	7,757	418	-
Senior secured notes (note 16(c))	55,410	-	-
Term facility agreement (note 16(d))	10,416	69,602	-
Total financial liabilities	$83,703	$226,458	$-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

16.	Long term borrowings (continued)

(a) Convertible debentures

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$86,304	$-
Principal amount	-	126,500
Transaction cost	-	(6,594)
Equity component	-	(35,455)
Liability component	86,304	84,451
Amortized interest expense	15,886	1,853
Interest payments	(10,513)	-
Balance, end of year	$91,677	$86,304

	December 31	December 31
	2010	2009
	$’000	$’000
Non-current	$91,677	$86,304
Current	-	-
	$91,677	$86,304

An aggregate of $126.5 million principal amount of 8% senior unsecured convertible debentures at a price of $1,000 per Debenture were issued on November 12, 2009. The Debentures mature on November 30, 2014 (“the Maturity date”) and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Holders may convert their Debentures into Common Shares at any time prior to maturity based on an initial conversion ratio of 465.1163 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $2.15 per Common Share).

The Debentures may not be redeemed by the Company prior to November 30, 2012. From November 30, 2012 to the Maturity Date, the Company may redeem all or a portion of the Debentures at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the weighted average trading price of the Common Shares exceed 135% of the conversion price for 20 consecutive trading days.

The fair value of the liability component and the equity component were calculated on issuance of the debentures. The fair value of the liability component, included in long term borrowings, was calculated using an estimated market related interest rate of 16.5% . The residual amount, representing the value of the equity component, is included in shareholders’ equity in contributed surplus (refer note 20(d)). The liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the debentures. The equity component is calculated on the issue of the debentures and is not changed in subsequent periods.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

16.	Long term borrowings (continued)

(b) Finance lease liability

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$1,368	$2,437
Principal debt amount	7,261	-
Interest expense	598	120
Payments	(2,241)	(918)
Foreign exchange	405	(271)
Balance, end of year	$7,391	$1,368

	December 31	December 31
	2010	2009
	$’000	$’000
Non-current	$436	$644
Current	6,955	724
	$7,391	$1,368

During 2008 the Company financed site equipment for its Nevada operations through a finance lease agreement with Sandvik Customer Finance LLC. The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month.

During 2010, the Company financed site equipment for its Burnstone Property through finance lease agreements with Sandvik Mining and Construction RSA (Proprietary) Limited. The principal amounts will be repaid in 12 equal installments and interest is charged at 22.4% on outstanding capital.

The finance leases are collateralized by the leased assets which had a carrying value of $9 million at December 31, 2010 (2009: $2.2 million) (refer note 11).

(c) Senior secured notes

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$43,044	$33,767
Early settlement of 6,925 notes	(8,479)	-
Settlement of 3,000 notes	(3,859)	-
Transaction fees	(243)	-
Amortized interest expense	12,214	15,104
Foreign exchange	(2,576)	(5,827)
Balance, end of year	$40,101	$43,044

	December 31	December 31
	2010	2009
	$’000	$’000
Non-current	$-	$-
Current	40,101	43,044
	$40,101	$43,044

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

16.	Long term borrowings (continued)

(c) Senior secured notes (continued)

On December 12, 2008, the Company closed a senior secured note financing, issuing a total of 51,500 units and raising gross proceeds of US$51.5 million which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. Each unit consisted of a senior secured note (a “note”) in the principal amount of US$1,000 (“principal”) and 350 common share purchase warrants (refer note 20(c)(iii).

The fair value of the senior secured notes and associated warrants was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity (refer note 20(c)(iii)).

The notes bear interest of 14% per annum and are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets (refer note 11, 14(a) and 14(d)) and mature at 120% of principal.

The notes contained a put option whereby the holder could put the notes to the Company for repayment after December 12, 2010. All unpaid notes mature on December 12, 2011.

The Company successfully negotiated the cancellation of the put option on 29,500 notes and settled 6,925 notes in May 2010 at a nominal loss. The $8.5 million (US$8.3 million) was settled by the issuance of 2,234,168 common shares to the note holders at a price of $1.75 (US$1.72) (refer note 20(f)) and cash payments of $4.6 million (US$4.5 million).

Through a second agreement, the put option on a further 12,000 notes was also cancelled in October 2010 and the Company settled 3,000 notes in December 2010 at 127% of principal by the issuance of 1,460,601 common shares to the note holders at a price of ≈ $2.81 (refer note 20(g)). The $4.1 million (US$4.1 million) payment consisted of the $3.9 million (US$3.8 million) settlement and the transaction fees of $0.2 (US$0.2 million). The 3,000 notes were settled at a nominal loss.

(d) Term facility agreement

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$-	$-
Principal amount	50,224	-
Additional amount advanced	25,718	-
Accrued interest	1,708	-
Facility arrangement fees	(3,464)	-
Amortized facility arrangement fees	505	-
Foreign exchange	(4,282)	-
Balance, end of year	$70,409	$-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

16.	Long term borrowings (continued)

(d) Term facility agreement (continued)

	December 31	December 31
	2010	2009
	$’000	$’000
Non-current	$63,949	$-
Current	6,460	-
	$70,409	$-

In May 2010, the Company closed a $50 million (US$47 million) term facility agreement (“the facility”) with Credit Suisse AG and subsequently increased the facility by $25.7 million (US$25 million) in August 2010.

The facility has a maximum term of 4 years from date of first draw down, will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after initial draw down, and bears interest at a margin of 4% over the USD LIBOR rate. Refer to note 22, Interest rate risk for details of the USD LIBOR rate.

The Company has the option to retire the loan 12 months after draw down at no additional cost. The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the facility (refer note 11 and 14(b)).

The facility agreement contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at December 31, 2010, the Company assessed and complied with all covenants (refer note 4).

Refer to note 18(b) for details of the hedge entered into under the facility agreement.

17.	Future income taxes

The estimated tax effect of the significant components within the Company’s future tax liability was as follows:

	December 31	December 31
	2010	2009
	$’000	$’000
Future income tax assets
Loss carry forwards	$85,373	$62,721
Equipment	33,535	26,190
Other	-	16,785
Subtotal	118,908	105,696
Valuation allowance	(66,050)	(51,068)
Future income tax asset	52,858	54,628
Future income tax liability
Mineral property interests	(68,688)	(63,843)
Senior secured debt	(1,101)	(1,444)
Other	(2,008)	-
Future income tax liability	(71,797)	(65,287)
Net future income tax liability	$18,939	$10,659

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

17.	Future income taxes (continued)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes.

These differences result from the following items:
	December 31	December 31
	2010	2009
	$’000	$’000
Combined Canadian federal and provincial statutory rate	28.5%	30.0%

Income tax recovery at statutory rates	(8,288)	(16,196)
Difference in foreign tax rates	(554)	(1,615)
Increase in valuation allowance	(2,498)	3,820
Other non-deductible items	(1,890)	3,735
Change due to foreign exchange	1,876	3,989
Change in tax rate	1,386	(1,358)
Unrealized foreign exchange gain (loss) not included in income	10,375	3,087
Amounts reported through equity	(169)	(1,294)
Other	(407)	292
Future income tax recovery	(169)	(5,540)
Income taxes (recovered) paid	(9)	8
	(178)	(5,532)

At December 31, 2010, the Company had available losses for income tax purposes in Canada totaling approximately $64.7 million (2009: $30.4 million), expiring in various years from 2011 to 2030. The Company has available resource tax pools in Canada of approximately $4.5 million (2009: $4.9 million), which may be carried forward and utilized to reduce resource income. Included in these resource tax pools is $3.1 million (2009: $3.1 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

At December 31, 2010, the Company had a net operating loss carry forwards and resource pools for United States income tax purposes of approximately $173.4 million (US$174.3 million) (2009: $135.4 million (US$128.8 million)) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2030. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

Approximately $9 million (US$9 million) of the above United States losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses each year may be limited. Furthermore, additional ownership changes under Section 382 may have occurred, which may further limit the availability of net operating losses.

At December 31, 2010, the Company had available losses for income tax purposes in South Africa totaling approximately $18 million (ZAR120 million) (2009: $11 million (ZAR78 million)) as well as available unredeemed capital of approximately $594 million (ZAR3,932 million) (2009: $228 million (ZAR1,605 million)), which may be carried forward and utilized to reduce future resource income.

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. These balances fluctuate mainly due to movement in recognized timing differences and foreign exchange.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

17.	Future income taxes (continued)

During 2010 the Company also recognized future income tax liabilities of $2.4 million and $5.9 million from the Rusaf contingent liability payment and settlement respectively, which reflects temporary differences related to the accounting and tax values of the respective entities’ identifiable assets and liabilities (refer note 14(c)(i) and note 14(c)(ii) respectively).

18.	Other liabilities

Non-current portion of other liabilities

		December 31		December 31
		2010		2009
		$ ‘000		$ ‘000
Financial guarantee (note 18(a))		$2,597		$-
Zero cost collar program (note 18(b))		9,822		-
		$12,419		$-

Current portion of other liabilities
		December 31		December 31
		2010		2009
	$	‘000	$	‘000

Zero cost collar program (note 18(b))		$278		$-

(a) Financial guarantee

The Company, through Southgold provided a guarantee to lend up to $21 million (ZAR 140 million) to Tranter to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec.

The fair value of the guarantee is determined by reference to the Company’s exposure to potential future losses under the guarantee. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

Refer to note 10(a) for details of the loan advanced to Tranter under the guarantee agreement.

(b) Zero cost collar program

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$-	$-
Fair value upon inception	3,606	-
Mark-to-market adjustments	6,860	-
Foreign exchange	(366)	-
Balance, end of year	$10,100	$-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

18.	Other liabilities (continued)

(b) Zero cost collar program (continued)

	December 31	December 31
	2010	2009
	$,000	$’000
Non-current	$9,822	$-
Current	278	-
	$10,100	$-

In connection with the term facility agreement (refer note 16(d)), the Company executed a zero cost collar (“ZCC”) hedging program for a total of 105,000 gold ounces over a period of three years.

Commencing January 1, 2011, the Company will be required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program includes put options priced at US$850 and call options priced at US$1,705 per Au eqv oz.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	August 13	December 31
	2010	2010
Gold price (per ounce)	US$1,216	US$1,419
Risk free interest rate	0.58% - 1.04%	0.25% - 1.34%
Expected life	5 - 40 months	1 - 36 months
Gold price volatility	21.9% - 27.8%	17.3% - 27%

19.	Site reclamation obligations

The provision for site closure and reclamation costs related to the Company’s mineral properties is as follows:

	December 31	December 31
	2010	2009
	$’000	$’000
Balance, beginning of the year	$3,990	$3,738
Accretion	280	154
Change in estimate	1,354	455
Foreign exchange	36	(357)
Balance, end of year	$5,660	$3,990

The components of the site reclamation obligation are as follows:

	December 31	December 31
	2010	2009
	$’000	$’000
Burnstone property (note 19(a))	$2,917	$1,368
Hollister property (note 19(b))	1,553	1,426
Esmeralda property (note 19(c))	1,137	1,141
Other properties	53	55
	$5,660	$3,990

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

19.	Site reclamation obligations (continued)

(a) Burnstone Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline, vertical shaft and demolishing of the metallurgical plant and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 6.32% per year (2009: 8.4%), is $4.7 million (ZAR31 million) (2009: $1.6 million (ZAR11 million)) and is expected to be spent over a period of approximately three years beginning in 2034. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 8.29% (2009: 9.2%), to arrive at a net present value of $2.9 million (ZAR19.3 million) (2009: $1.4 million (ZAR9.6 million)).

(b) Hollister Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 2% per year (2009: 2%), is $1.6 million (US$1.6 million) (2009: $1.6 million (US$1.5 million)) and is expected to be spent from 2019. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 2.63% (2009: 3.38%), to arrive at a net present value of $1.6 million (US$1.6 million) (2009: $1.4 million (US$1.4 million)).

(c) Esmeralda Property

The estimated amount of the reclamation costs to remove infrastructure and subsequent property rehabilitation, adjusted for estimated inflation at 2% per year (2009: 2%), is $1.2 million (US$1.2 million) (2009: $1.3 million (US$1.2 million)) and expected to be spent from 2019. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 2.63% (2009: 3.38%), to arrive at a net present value of $1.1 (US$1.1 million) on December 31, 2010 and 2009.

20.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers and consultants.

The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(b) Share option plan (continued)

Pursuant to the option plan, if outstanding options are exercised, expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase correspondingly. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death.

Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Balance, December 31, 2008	$ 2.82	17,242	2.30
Granted	$ 1.57	10,381
Cancelled	$ 2.97	(6,617)
Exercised	$ 1.32	(1,124)
Expired	$ 2.07	(36)
Forfeited	$ 1.95	(2,911)
Balance, December 31, 2009	$ 1.64	16,935	2.52
Granted	$ 1.83	7,700
Cancelled	$ 1.65	(150)
Exercised	$ 1.49	(6,085)
Expired	$ 3.04	(97)
Forfeited	$ 1.84	(1,862)
Balance, December 31, 2010	$ 1.75	16,441	2.26

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(b) Share option plan (continued)

Options outstanding at December 31, 2010 are as follows:

		Number of options	Number of options
		outstanding	exercisable
Expiry date	Exercise price	(thousands)	(thousands)
February 4, 2011	$3.00	160	160
February 18, 2011	$2.95	50	50
March 31, 2011	$3.57	90	90
April 30, 2011	$2.45	450	450
May 21, 2011	$3.47	150	150
August 18, 2011	$2.78	270	270
October 30, 2011	$1.50	164	164
December 11, 2011	$1.25	1,937	1,937
February 11, 2012	$1.75	1,703	718
April 18, 2012	$2.68	90	90
July 15, 2012	$1.49	350	200
October 9, 2012	$1.65	315	212
February 10, 2013	$1.78	740	106
March 26, 2013	$1.74	2,492	436
April 10, 2013	$3.60	110	110
August 3, 2013	$1.81	1,140	340
November 9, 2013	$2.96	480	-
December 11, 2013	$1.25	255	255
January 14, 2014	$1.35	825	550
February 11, 2014	$1.75	690	460
April 12, 2014	$1.49	2,380	1,586
July 15, 2014	$1.49	100	67
March 26, 2015	$1.74	1,500	500
Total		16,441	8,901
Average option price		$1.75	$1.72

Out of plan options to acquire 677,766 shares at an exercise price of $0.60 and expiry date of June 1, 2012, remain outstanding in connection with the acquisition of Rusaf (refer to note 20(d)(i)).

Cancelled options were accounted for in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in profit or loss.

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the current year’s profit or loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(b) Share option plan (continued)

	Weighted
	average	Number of	Weighted average remaining
Range of Exercise Price – Outstanding	exercise	options	contractual life
Options	price	(thousands)	(years)
$ 1.25 - $ 1.49	$1.38	5,846	2.36
$ 1.50 - $ 1.74	$1.72	4,471	2.82
$ 1.75 - $ 1.99	$1.77	4,274	2.01
$ 2.25 - $ 2.49	$2.45	450	0.33
$ 2.50 - $ 2.99	$2.88	890	1.87
$ 3.00 - $ 3.49	$3.23	310	0.24
$ 3.50 - $ 3.99	$3.59	200	1.36
Total	$1.75	16,441	2.26

	Weighted
Range of Exercise Price – Exercisable	average	Number of options
options	exercise price	(thousands)
$ 1.25 - $ 1.49	$1.36	4,594
$ 1.50 - $ 1.74	$1.70	1,312
$ 1.75 - $ 1.99	$1.76	1,625
$ 2.25 - $ 2.49	$2.45	450
$ 2.50 - $ 2.99	$2.78	410
$ 3.00 - $ 3.49	$3.23	310
$ 3.50 - $ 3.99	$3.59	200
Total	$1.72	8,901

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

The estimated fair value of options granted for the years ended December 31, 2010 and 2009 have been accounted for as follows:

	Years ended December 31
	2010	2009
Total compensation cost recognized, credited to contributed surplus (note 20(d))	$7,469	$12,104
Allocated to Hollister pre-development expenses	(308)	(1,059)
Compensation cost allocated to Hollister production cost	(688)	(331)
Compensation cost capitalized on Burnstone mine development	(1,475)	(1,421)
Compensation cost allocated to bonus provision	(111)	(1,009)
Stock based compensation expense	$4,887	$8,284

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(b) Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options granted during the respective years were as follows:

	Years ended December 31
	2010	2009
Risk free interest rate	2.58%	2.83%
Expected life	3.4 years	3.5 years
Expected volatility	85%	79%
Expected dividends	Nil	Nil

(c) Share purchase warrants

The continuity of share purchase warrants during the year is as follows:

December 31, 2010
		Outstanding			Outstanding
		December 31			December 31
	Exercise	2009	Expired	Exercised	2010
Expiry dates	price	(thousands)	(thousands)	(thousands)	(thousands)
October 1, 2010 (note 20(c)(i))	ZAR20.78	1,684	(1,684)	-	-
October 15, 2010 (note 20(c)(ii))	$1.60	57,500	(72)	(57,428)	-
December 12, 2011 (note 20(c)(iii))	$1.25	26,994	-	(2,076)	24,918
		86,178	(1,756)	(59,504)	24,918

December 31, 2009
		Outstanding			Outstanding
		December 31		Issued/	December 31
	Exercise	2008	Expired	Adjustment	2009
Expiry dates	price	(thousands)	(thousands)	(thousands)	(thousands)
April 20, 2009 (note 20(c)(iv))	$3.50	28,750	(28,750)	-	-
October 1, 2010 (note 20(c)(i))	ZAR20.78	1,684	-	-	1,684
October 15,2010 (note 20(c)(ii))	$1.60	-	-	57,500	57,500
December 12, 2011 (note 20(c)(iii))	$1.80	18,746	-	8,248	26,994
		49,180	(28,750)	65,748	86,178

(i) October 2007 Black Economic Empowerment transaction (“BEE transaction”)

In terms of the October 2007 BEE transaction, the Company issued a total of 1,684,312 Great Basin warrants. Each warrant was convertible into one Great Basin common share at ZAR20.78 ($3) on or before October 1, 2010. The warrants were subject to the Company having the right to require exercise of the warrants if the market price equals or exceeds ZAR45.72 ($7).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(c) Share purchase warrants (continued)

(i) October 2007 Black Economic Empowerment transaction (“BEE transaction”) (continued)

The 1,684,312 warrants expired unexercised on October 1, 2010.

The estimated fair value of $1.2 million (ZAR8 million) (using expected volatility of 62.74%, risk free interest rate of 8.93%, dividends of nil and remaining life of approximately 2 years) of the warrants was therefore transferred to the contributed surplus reserve (refer note 20(d)).

(ii) Share issuance, March 2009 - Public Offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company.

Each Warrant entitled the holder thereof to purchase one Common Share at a price of $1.60 until expiry on October 15, 2010.

On the date of issuance, the fair value of the 57,500,000 warrants was estimated at $0.10 per warrant and the Company recorded $5.3 million as fair value of warrants. The valuation was performed by an independent valuation specialist, using the Black Scholes option pricing model.

Warrant holders exercised 57,427,856 warrants before the October 15, 2010 expiration date, with only 72,144 warrants expiring unexercised.

The estimated fair value of $3.5 million was credited to share capital upon exercise of the warrants with the remaining $6,660 being transferred to the contributed surplus reserve upon expiry.

(iii) Senior secured notes - warrants

On December 12, 2008, the Company completed the issuance of 51,500 senior secured notes at a price of US$1,000 per note for gross proceeds of US$51.5 million. Each note also granted its holder 350 warrants. Each warrant entitles the holder thereof to subscribe to one common share of the Company at a price of $1.80 per share over a 36 month term and has no mandatory conversion by the holder.

These warrants are subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(c) Share purchase warrants (continued)

(iii) Senior secured notes – warrants (continued)

The Company also granted 721,000 warrants, subject to the same terms as set out above, to the agent. The number of these warrants was calculated at 4% of the 18,025,000 warrants issued to the note holders.

The fair value was calculated using the Black Scholes option pricing model and based upon the following assumptions: expected life of 3 years; volatility of 82.60%; risk free rate of 3.10% and dividends of nil.

Based on the above valuation and adjusted for apportioned transaction cost, the relative fair value of the 18,746,000 warrants was estimated at $6.6 million (US$5.3 million) (refer note 16(c)).

The Equity offering that closed on March 13, 2009 (refer note 20(c)(ii)) triggered the anti-dilution protection on the warrants issued in respect of the senior secured notes.

The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agents’ warrants). No additional fair value was recorded with the increase of the warrants.

$0.5 million of the allocated fair value was credited to share capital upon exercise of 2 million of these warrants during the year.

(iv) April 2007 Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant of the Company. The common shares and warrants comprising the units separated immediately upon the closing of the transaction.

Each whole purchase warrant entitled the holder thereof to purchase one common share of the Company at a price of $3.50 per share for two years from the date of issuance.

The 28,750,000 warrants expired unexercised on April 20, 2009.

The estimated fair value of $16.2 million (using expected volatility of 56.9%, risk free interest rate of 4%, dividends of nil, share price of $2.48 and remaining life of approximately 2 years) of the warrants was therefore transferred to the contributed surplus reserve (refer note 20(d)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(d) Contributed surplus

The continuity of contributed surplus components is:

December 31, 2010
		December 31				December 31
		2009		Movement		2010
	$	’000	$	’000	$	’000
Fair value of warrants issued which expired unexercised (note 20(c)(i) and 20(c)(ii))		$ 16,449		$ 1,185		$ 17,634
Future income tax on expired warrants		(1,294)		(169)		(1,463)
Fair value of warrants and options available to Rusaf share holders (note 20(d)(i))		1,755		-		1,755
Accumulated stock-based compensation; net of amount transferred to share capital upon exercise of options (note 20(b))		30,902		2,257		33,159
Convertible bond equity component (note 16(a))		35,455		-		35,455
		$83,267		$3,273		$86,540

December 31, 2009
		December 31				December 31
		2008		Movement		2009
	$	’000	$	’000	$	’000
Fair value of warrants issued which expired unexercised (note 20(c)(iv))		$239		$16,210		$16,449
Future income tax on expired warrants		-		(1,294)		(1,294)
Fair value of warrants and options available to Rusaf share holders (note 20(d)(i))		1,755		-		1,755
Accumulated stock-based compensation; net of amount transferred to share capital upon exercise of options (note 20(b))		19,606		11,296		30,902
Convertible bond equity component (note16(a))		-		35,455		35,455
		$21,600		$61,667		$83,267

(i) Warrants and options available to former Rusaf shareholders

The fair value of $1.8 million estimated for the 1,062,033 future Great Basin shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years, 59% volatility and nil dividends, and was recorded as contributed surplus in 2008.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(d)	Contributed surplus (continued)

(i) Warrants and options available to former Rusaf shareholders (continued)

The continuity of these warrants since acquisition is set out below:

		Outstanding			Outstanding
	Exercise	April 1			December 31
Expiry dates	price	2008	Exercised	Expired	2010
		(thousands)	(thousands)	(thousands)	(thousands)
April 11, 2008	$0.25	49	(22)	(27)	-
September 6, 2008	$0.75	27	(13)	(14)	-
September 15, 2008	$0.75	42	-	(42)	-
March 16, 2009	$0.75	93	-	(93)	-
May 17, 2009	$0.75	9	-	(9)	-
		220	(35)	(185)	-
Fair value ($’000)		$ 108	($ 8)	($ 100)	$ -

The continuity of these options since acquisition is set out below:

		Outstanding			Outstanding
	Exercise	April 1			December 31
Expiry dates	price	2008	Exercised	Expired	2010
		(thousands)	(thousands)	(thousands)	(thousands)
December 31, 2010	$0.25	20	-	(20)	-
December 31, 2010	$0.40	144	-	(144)	-
June 1, 2012	$0.60	678	-	-	678
		842	-	(164)	678
Fair value ($’000)		$ 1,656	-	($ 323)	$ 1,333

(e) Share issuance, January 27, 2010 and June 11, 2010

Pursuant to the contingent liability requirements associated with the 2008 acquisition of Rusaf, the Company issued a total of 10,573,773 shares in the six months ending June 30, 2010. The shares have been valued at their quoted price on the respective days of issuance for a total value of $19.2 million (refer note 14(c)).

(f) Share issuance, May 26, 2010 – Early settlement of senior secured notes

Pursuant to restructuring of the senior secured notes, the Company issued 2,234,168 shares to partially satisfy the early settlement amount of $ 8.5 million (refer note 16(c)).

For such purposes, the parties agreed to a fixed currency conversion rate of US$1.00 = $1.0129. On May 26, 2010, the Company accordingly issued 2,234,168 common shares valued at the calculated price of $1.75 per share and the partial settlement of $3.9 million (US$3.86 million) was recorded against the liability.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

20.	Share capital (continued)

(g) Share issuance, December 20, 2010 – Settlement of senior secured notes

The Company issued 1,460,601 shares to satisfy the settlement amount of 3,000 notes and transaction fees of $0.2 million (refer note 16(c)).

For such purposes, the parties agreed to a fixed currency conversion rate of US$1.00 = $1.0129. On December 20, 2010, the Company accordingly issued 1,460,601 common shares valued at the calculated price of ≈ $2.81 per share and the settlement of $4.1 million (US$4.1 million) was recorded against the liability.

21.	Additional cash flow information

Supplementary information:	December 31	December 31
	2010	2009
	$’000	$’000

Interest received	1,600	2,392
Interest paid	11,111	24
Income taxes recovered (paid)	9	(8)

Non-cash investing activities:

Shares issued for mineral properties	-	35
Shares issued for settlement of Rusaf contingent payment requirements (note 20(e))	19,243	-
Accrued interest capitalized to property, plant and machinery (note 11)	30,312	19,899
Facility arrangement fees capitalized to property, plant and equipment	-	781
Changes in reclamation estimate capitalized to property, plant and equipment	1,362	432
Changes in accounts payable and accrued liabilities included in property, plant and equipment	25,828	2,179
Changes in amounts receivable included in property, plant and equipment	1,093	2,366
Increase in mineral property for future income taxes	8,280	-
Share based compensation capitalized (refer note 20(b))	1,475	1,421

Non-cash financing activities:

Fair value of stock options and warrants transferred from contributed surplus to share capital on options and warrants exercised	11,022	809
Fair value of warrants issued with public offering	-	5,308
Shares issued for early settlement of senior secured notes (note 20(f))	3,910	-
Shares issued for settlement of 3,000 senior secured notes (note 20(g))	4,102	-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments

Fair Value Hierarchy

Financial instruments recognized at fair value on the Consolidated Balance Sheets must be classified in one of the following three fair value hierarchy values:

•	Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•	Level 2 – measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability;
•	Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available-for-sale”, “held-for-trading”, “loans and receivables” or “other” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held-to-maturity”.

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets as of December 31, 2010, are as follows:

			Estimated fair	Carrying
		Fair value	value	Value
	Designation	hierarchy level	$’000	$’000
Cash and cash equivalents	Held-for-trading	2	$ 12,855	$ 12,855
Amounts receivable	Loans & receivables	N/A	9,340	9,340
Reclamation deposits	Held-for-trading	1	4,719	4,719
Due from related parties	Loans & receivables	N/A	13,372	13,372

Total financial assets			$ 40,286	$ 40,286

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets as of December 31, 2009 were as follows:

			Estimated fair	Carrying
		Fair value	value	value
	Designation	hierarchy level	$’000	$’000
Cash and cash equivalents	Held-for-trading	2	$ 89,464	$ 89,464
Amounts receivable	Loans & receivables	N/A	5,053	5,053
Held-for-trading financial instruments	Held-for-trading	1	207	207
Reclamation deposits	Held-for-trading	1	4,590	4,590
Available-for-sale financial instruments	Available-for-sale	1	4,961	4,961
Restricted cash	Held-for-trading	2	2,439	2,439

Total financial assets			$ 106,714	$ 106,714

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Financial Assets (continued)

Movements in available-for-sale and held-for-trading financial assets were as follows:

	Available-for-sale	Held-for-trading	Total
	$’000	$’000	$’000
At January 1, 2009	$900	$40,580	$41,480
Cash movements during the year	-	58,335	58,335
Conversion of convertible loan to shares	1,035	-	1,035
Movements in fair value	3,026	(2,215)	811

Balance, December 31, 2009	4,961	96,700	101,661
Cash movements during the year	-	(79,038)	(79,038)
Disposal	(5,564)	(174)	(5,738)
Movements in fair value	603	86	689
Balance, December 31, 2010	$-	$17,574	$17,574

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

December 31, 2010
		Estimated fair		Carrying
		value		value
	$	’000	$	’000
Accounts payable and accrued liabilities		$61,732		$61,732
Other liabilities		12,697		12,697
Borrowings		253,894		209,578
Total financial liabilities		$328,323		$284,007

December 31, 2009
		Estimated fair		Carrying
		value		value
	$	’000	$	’000
Accounts payable and accrued liabilities		$29,206		$29,206
Borrowings		131,496		130,716

Total financial liabilities		$160,702		$159,922

Other liabilities consist of the initial fair value of the guarantee in favour of Investec and the fair value of the ZCC hedge program (refer note 18(a) and (b)).

Derivatives

A ZCC hedge program for 105,000 gold ounces was executed in August 2010. Refer to note 18(b) for the terms of the hedge structure.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Derivatives (continued)

The fair value of the derivative instrument as of December 31, 2010 was as follows:

		Asset Derivatives	Liability derivatives	Net derivatives
Derivatives not designated	Balance sheet	Estimated	Estimated	Estimated
as hedging instruments	classification	fair value	fair value	fair value
		$ ‘000	$ ‘000	$ ‘000
Commodity contracts	Other liabilities	$ 1,218	($ 11,318)	($10,100)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and is primarily attributable to liquid financial assets.

The Company’s cash and cash equivalents and reclamation deposits are held through large Canadian and South African financial institutions. Cash equivalents are composed of financial instruments issued by Canadian and South African Banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

Amounts receivable and other receivables consist mainly of HST/VAT and trade receivables. The Company’s HST/VAT receivables consist substantially of value added tax due from the Government of South Africa.

The status of the Company’s investments in held-for-trading and available-for-sale instruments are detailed in notes 5, 8, 9, 10(a), 12 and 13.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity Risk

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

To mitigate this risk the Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Liquidity Risk (continued)

Contractually obligated cash flow requirements, including interest, as at December 31, 2010, are as follows:
				More than 5
	Total	Less than 1 year	1 – 5 years	years
	$’000	$’000	$’000	$’000
Accounts payable and accrued liabilities	$61,732	$61,732	$-	$-
Operating leases	491	247	244	-
Asset retirement obligations	7,544	-	-	7,544
Convertible debentures	166,558	10,120	156,438	-
Finance lease liability	8,175	7,757	418	-
Senior secured notes	55,410	55,410	-	-
Term facility agreement	80,018	10,416	69,602	-
Total	$379,928	$145,682	$226,702	$7,544

The Company executed an $86 million public offering and a US$60 million term facility agreement during February 2011 (refer note 24 (a) and (b)). The proceeds from these transactions as well as cash-flow generated from operations will enable the Company to meet its obligations as it become due.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition, the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational costs.

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in United States dollars (“US$”). However, the Company’s operating expenses are primarily incurred in US$ and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk.

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US$ and ZAR in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk (continued)

The exposure of the Company’s financial assets to currency risk is as follows:

December 31, 2010
	US$	ZAR	CAD	Total
	$’000	$’000	$’000	$’000
Cash and cash equivalents	$8,426	$2,632	$1,797	$12,855
Amounts receivable	3,886	5,398	56	9,340
Reclamation deposits	3,010	1,709	-	4,719
Due from related parties	-	13,372	-	13,372

Total financial assets	$15,322	$23,111	$1,853	$40,286

December 31, 2009
	GBP	US$	ZAR	CAD	Total
	$’000	$’000	$’000	$’000	$’000
Cash and cash equivalents	$-	$3,345	$20,146	$65,973	$89,464
Amounts receivable	-	774	3,953	327	5,053
Held-for-trading financial instruments	207	-	-	-	207
Reclamation deposits	-	2,637	1,104	850	4,590
Available-for-sale	4,961	-	-	-	4,961
financial instruments
Restricted cash	-	-	2,439	-	2,439

Total financial assets	$5,168	$6,756	$27,642	$67,150	$106,714

The exposure of the Company’s financial liabilities to currency risk is as follows:

December 31, 2010
		US$		ZAR		CAD		Total
	$	’000	$	’000	$	’000	$	’000
Accounts payable and accrued liabilities		$13,406		$47,680		$646		$61,732
Other liabilities		10,100		2,597		-		12,697
Borrowings		111,118		6,783		91,677		209,578

Total financial liabilities		$134,624		$57,060		$92,323		$284,007

December 31, 2009
		US$		ZAR		CAD		Total
	$	’000	$	’000	$	’000	$	’000
Accounts payable and accrued liabilities		$11,405		$17,419		$382		$29,206
Borrowings		44,412		-		86,304		130,716
Total financial liabilities		$55,817		$17,419		$86,686		$159,922

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk (continued)

At December 31, 2010, the Company is exposed to currency risk through the following foreign currency denominated assets and liabilities:

	US$	ZAR	CAD	Total
	$’000	$’000	$’000	$’000

Financial assets	$15,322	$23,111	$1,853	$40,286
Financial liabilities	(134,624)	(57,060)	(92,323)	(284,007)

Net exposure	$(119,302)	$(33,949)	$(90,470)	$(243,721)

Based on the aforementioned net exposure as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the respective currencies would result in a variance as set out below.

	US$	ZAR
	$’000	$’000
Net exposure	$11,930	$3,395

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents and reclamation deposits.

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2010 was limited to its investment in cash and cash equivalents of $12.9 million (2009: $89.5 million) as well as reclamation deposits which are invested at floating rates.

The exposure of the Company’s floating rate interest-bearing financial liabilities as at December 31, 2010 is as follows:

	Less than 1		More than 5
	year	2 – 5 years	years
Term facility agreement	$ 6.5 million	$ 63.9 million	$ -

The interest rate is linked to the USD London interbank offered rate (“USD LIBOR”) at a premium of 4% above USD LIBOR and is fixed on a quarterly basis. The floating rate on December 31, 2010 was 4.2875% (USD LIBOR of 0.2875% plus 4% premium) (refer note 16(d)).

The impact of a change in the variable portion (USD LIBOR) of the floating rate is nominal.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

22.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Interest rate risk (continued)

The Company’s other borrowings have fixed interest rates and are therefore not exposed to fluctuation in interest rates (refer note 16(a), (b) and (c)). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not follow a hedging strategy to manage its exposure to commodity prices and only enter into commodity hedge structures to the level required by certain financing transactions.

Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

23.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2010	2009
	$’000	$’000
Canada
Assets other than mineral property interests	$11,676	$76,836
Tanzania
Assets other than mineral property interests	618	729
Mineral property interests	64,066	36,467
United States
Assets other than mineral property interests	21,640	28,344
Mine development and equipment	40,509	37,660
Mineral property interests	67,264	79,136
South Africa
Assets other than mineral property interests	26,308	28,476
Mine development and equipment	471,642	153,320
Mineral property interests	114,320	107,316
	$818,043	$548,284

Revenue		December 31		December 31
		2010		2009
	$	’000	$	’000
United States
Ore sales		$99,706		$33,738

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

23.	Segment disclosure (continued)

During 2010 the Company generated revenue of $99.7 million (US$96.5 million) (2009: $33.7 million (US$28 million)) from its Hollister Property. Refined gold and silver were sold to Red Kite Explorer Trust under the terms of an off-take agreement, whilst unprocessed ore was sold under the terms of ore purchase agreements to Newmont Mining Corporation (2009: Various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”)).

24.	Subsequent events

Subsequent to December 31, 2010

(a) Bought deal public offering

The Company closed a $75 million bought deal public offering, as well as the 15% over-allotment option, on February 23, 2011 with the proceeds from this transaction mainly being utilized for working capital requirements during the production build-up at the Burnstone Mine. The Company issued 33.7 million shares on closing this transaction, for net proceeds of $81.7 million.

(b) Term loan facility

The Company executed the Credit Agreement relating to a US$60 million Term Loan Financing with Credit Suisse AG on February 23, 2011. The loan has a term of 4 years and is repayable in quarterly installments commencing September 2011, and will bear interest at a premium of 3.75% over the 3 month US LIBOR rate. The Company will execute a zero cost collar hedging program, consisting of a total of approximately 105,000 Au eqv oz spread over a 4 year term, prior to draw down. Draw down on this facility is set for March 15, 2011 with approximately US$52 million to be applied towards full and final settlement of the senior secured notes issued in December 2008.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which principles differ in certain respects from those applicable in the United States including practices prescribed by the United States Securities and Exchange Commission (“US GAAP”). Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

		December 31		December 31
		2010		2009
Consolidated Balance Sheets	$	’000	$	’000

Total assets under Canadian GAAP		$818,043		$548,284
Adjustments under US GAAP:
Adjustment for convertible debentures – transaction costs (note c)		240		6,006
Adjustment for senior secured notes – transaction costs (note c)		4,820		3,220
Adjustment for term facility agreement – transaction costs (note c)		2,856		-

Total assets under US GAAP		$825,959		$557,510

Total liabilities under Canadian GAAP		$308,606		$174,571
Adjustments under US GAAP:
Recognize warrants issued for BEE transaction as a liability (note b)		1,179		1,179
Mark to market adjustment on warrants – BEE (note b)		(1,179)		(875)
Adjustment for convertible debentures – transaction costs and equity component (note c)		35,695		41,461
Adjustment for senior secured notes – transaction costs (note c)		4,820		3,220
Adjustment for term facility agreement – transaction costs (note c)		2,856		-
Total liabilities under US GAAP		$351,977		$219,556

Share capital, warrants, contributed surplus and accumulated other
comprehensive income under Canadian GAAP		$804,062		$639,426
Adjustments under US GAAP:
Stock-based compensation (note a)		2,658		2,658
Recognize warrants issued for BEE transaction as a liability (note b)		(1,179)		(1,179)
Reverse future income tax recognized on expired BEE warrants (note b)		169		-
Warrants exercised in prior periods		(3,695)		(3,695)
Adjustment for convertible debentures – equity component (note c)		(35,455)		(35,455)
Share capital, warrants, contributed surplus and accumulated
other comprehensive income under US GAAP		$766,560		$601,755
Deficit under Canadian GAAP		$(294,625)		$(265,713)
Adjustments under US GAAP:
Stock-based compensation (note a)		(2,658)		(2,658)
Mark-to-market gain / loss realized on warrants exercised in prior periods		3,695		3,695
Mark-to-market adjustment on warrants – BEE (note b)		1,179		875
Reverse future income tax recognized on expired BEE warrants (note b)		(169)		-
Deficit under US GAAP		$292,578		$(263,801)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	December 31	December 31
Consolidated Statements of	2010	2009
Operations	$’000	$’000

Loss for the period under Canadian GAAP	$(28,912)	$(48,445)
Adjustments under US GAAP:
Recognize release of future income tax valuation allowance on expired warrants as equity	(169)	-
Mark-to-market adjustment on warrants (note b)	304	639
Loss for the period under US GAAP	(28,777)	(47,806)
Other comprehensive income (loss) under Canadian GAAP and US GAAP	26,506	(24,754)
Other comprehensive loss under US GAAP	$(2,271)	$(72,560)

Basic and diluted loss per share for the year under US GAAP (note 4(j))	$(0.08)	$(0.15)

Revenue and production costs disclosed under Canadian GAAP relate to income generated from the sale of minerals and related cost of sales during the development stage of the operation. US GAAP considers income generated from the sale of minerals as well as incremental and direct costs associated with the sale thereof incidental to the Company’s operations and accordingly these items would have been disclosed as other income/expenses under US GAAP.

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2010 and 2009.

(a) Stock based compensation

In the year ended December 31, 2003 the Company adopted, for US GAAP, the fair value based method of accounting for employee stock-based compensation. The Company adopted the fair value method on a prospective basis from January 1, 2003. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

Prior to 2003, no compensation expense was recognized under US GAAP because the Company accounted for share options using the intrinsic value and the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

For the years ended December 31, 2010 and 2009, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As the US GAAP requirements were adopted on a prospective basis, there is $2.7 million historical difference in contributed surplus and deficit relating to the period prior to adoption. The cumulative effect is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(b) Fair value of financial instruments

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars are accounted for as a derivative liability, and recorded on the balance sheet as a liability at fair value, with changes in fair value being charged to earnings each period.

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1.2 million. At December 31, 2009, the fair value of these warrants was estimated at $0.3 million resulting in a cumulative mark-to-market adjustment of $0.9 million recognized under US GAAP. These warrants expired unexercised on October 1, 2010 at no fair value resulting in a cumulative mark-to-market adjustment of $1.2 million recognised under US GAAP. Under Canadian GAAP, the fair value of these warrants was recognized within equity with no subsequent fair value adjustments. A future income tax liability of $0.2 million was recorded within equity upon expiry. The future income tax recovery and charge to equity was reversed under US GAAP.

(c) Convertible debentures, senior secured notes and term facility agreement

Under US GAAP, the convertible debentures would be accounted for entirely as a debt instrument as the equity conversion feature does not represent a cash conversion feature. Under Canadian GAAP the convertible debenture was split into debt and equity components.

Under US GAAP, debt transaction costs related to the convertible debenture, term facility agreement and the debt component of the senior secured notes are recognized as a deferred charge asset and amortized over the term to maturity of the debt. Under Canadian GAAP, debt transaction costs are recognized as a reduction of the related debt liability and related equity components and the accretion of the debt to face value over the period to maturity is adjusted accordingly.

Under US GAAP, for the years ended December 31, 2010 and 2009, the carrying value of the convertible debt liability was adjusted to reclassify the Canadian GAAP equity component of $35 million plus related issue costs of $6.6 million less the adjustment of $6.4 million (2009: $0.6 million) for accretion of the liability charged under Canadian GAAP.

Under US GAAP, for the year ended December 31, 2010, the transaction costs related to the debt component of the senior secured notes in the amount of $4.8 million (2009: $3.2 million) would be recorded as deferred charges, and amortized over the term to maturity.

Under US GAAP, for the year ended December 31, 2010, the transaction costs related to the term facility agreement in the amount of $2.9 million would be recorded as deferred charges, and amortized over the term to maturity.

Amortization of deferred charges is capitalized in accordance with the Company’s policy on interest capitalization; accordingly, there is no impact on earnings from the adjustments above.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(d) Other

The following additional information would be presented if these financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

		December 31		December 31
		2010		2009
	$	’000	$	’000
Amounts payable		$9,165		$7,317
Accrued liabilities
Burnstone		39,616		13,238
Hollister		7,837		6,297
Other		2,194		543
Annual bonuses		2,920		1,811

		$61,732		$29,206

(e) Accounting Standard Codification (“ASC”) No. 740, Income Taxes (“ASC 740”)

In June 2006, the Financial Accounting Standards Board (FASB) issued guidance to address diversity in practice regarding the interpretation and application of the accounting model for uncertain tax positions. ASC 740 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

ASC 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and was effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of uncertain tax positions in accordance with ASC 740 on January 1, 2007, which did not have a material impact on the consolidated financial position or results of operations, and reported no unrecognized tax benefits for the year ending December 31, 2007, 2008 and 2009. For December 31, 2010, there were no increases or decreases in unrecognized tax benefits as a result of tax positions taken in a prior year.

There were also no increases or decreases in unrecognized tax benefits from tax positions taken in the current year. As a result, there are no unrecognized tax benefits at December 31, 2010. As there were no unrecognized tax benefits at December 31, 2010, there are also no unrecognized tax benefits that could affect the effective tax rate if recognized.

There was no interest and penalties recognized on the Statement of Operations and Comprehensive Loss or the statement of financial position. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in operating expenses.

The Company is subject to taxes in Canada, United States, South Africa, Tanzania and Russia.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Accounting Standard Codification (“ASC”) No. 740, Income Taxes (“ASC 740”) (continued)

The following tax years remain subject to examination as of December 31, 2010 by major tax jurisdiction:

Canada	2003 to present
United Sates	1997 to present
South Africa	2004 to present

(f) Additional disclosures

The Company meets the definition of a development stage enterprise under both Canadian and US GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with the measurement and disclosure requirements for development stage enterprises.

Under US GAAP, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2010 are presented as follows:

Period from January 1, 1998 to
December 31, 2010
Consolidated statement of operations and deficit	$’000
Mineral property exploration, development and reclamation	$(218,912)
General and administration, salaries, professional fees and other	(106,159)
Other income	43,613
Net loss for the period from January 1, 1998 to December 31, 2010, being the deficit accumulated during the exploration, pre-development and development stages	(281,458)
Opening deficit accumulated during the development stage, January 1, 1998	(11,120)

Ending deficit accumulated during the development stage, December 31, 2010	$(292,578)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f) Additional disclosures (continued)

Period from January 1, 1998 to
December 31, 2010
Consolidated statements of cash flows	$’000
Operating activities	$(244,797)
Investing activities	(492,438)
Financing activities	744,482
Increase in cash and cash equivalents	$7,247
Cash and cash equivalents - January 1, 1998	1,922
Acquired through business acquisitions	4,512
Foreign exchange	(826)
Cash and cash equivalents – December 31, 2010	$12,855

Consolidated statements of change in equity (Unaudited)

	Common Shares						Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$	(thousands)	$'000	$'000	$'000	$'000	$'000	$'000
Balance, January 1, 1998		14,161	22,791	–	–	(11,120)	–	11,671
Escrow shares	0.01	750	8	–	–	–	–	8
Exercise of options	1.28	42	54	–	–	–	–	54
Private placement	2.00	1,705	2,983	–	–	–	–	2,983
For mineral property interests	1.43	162	232	–	–	–	–	232
Loan guarantee	2.05	98	201	–	–	–	–	201
Loss for the year	-	–	–	–	–	(6,819)	–	(6,819)
Stock based compensation	-	–	–	–	372	–	–	372

Balance, December 31, 1998		16,918	26,269	–	372	(17,939)	–	8,702
Exercise of warrants	1.16	1,835	2,126	–	–	–	–	2,126
Exercise of options	1.17	1,277	1,488	–	–	–	–	1,488
Private placement	1.30	4,864	6,012	–	–	–	–	6,012
For donations	2.50	4	10	–	–	–	–	10
For mineral property interests	1.28	2,825	3,606	–	–	–	–	3,606
Loss for the year	-	–	–	–	–	(6,313)	–	(6,313)
Stock based compensation	-	–	–	–	1,385	–	–	1,385

Balance, December 31, 1999		27,723	39,511	–	1,757	(24,252)	–	17,016
Exercise of warrants	1.31	5,312	6,985	–	–	–	–	6,985
Exercise of options	1.30	147	190	–	–	–	–	190
Private placement	2.00	5,000	9,299	–	–	–	–	9,299
Loss for the year	-	–	–	–	–	(11,347)	–	(11,347)
Stock based compensation	-	–	–	–	41	–	–	41

Balance, December 31, 2000		38,182	55,985	–	1,798	(35,599)	–	22,184
Share issuance costs	-	–	(31)	–	–	–	–	(31)
Loss for the year	-	–	–	–	–	(9,925)	–	(9,925)
Stock based compensation	-	–	–	–	860	–	–	860

Balance, December 31, 2001		38,182	55,954	–	2,658	(45,524)	–	13,088

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f)	Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited) (continued)

	Common Shares						Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$	(thousands)	$'000	$'000	$'000	$'000	$'000	$'000

Balance, December 31, 2001		38,182	55,954	–	2,658	(45,524)	–	13,088
Exercise of warrants	1.00	2,257	2,257	–	–	–	–	2,257
Exercise of options	0.96	680	656	–	–	–	–	656
Private placement	1.50	5,742	7,891	–	–	–	–	7,891
Warrants issued for mineral property	-	–	–	295	–	–	–	295
Stock based compensation	-	–	–	–	375	–	–	375
Loss for the year	-	–	–	–	–	(4,792)	–	(4,792)

Balance, December 31, 2002		46,861	66,758	295	3,033	(50,316)	–	19,770
Exercise of warrants	1.51	6,542	7,684	–	–	–	–	7,684
Exercise of options	1.43	3,637	5,204	–	–	–	–	5,204
Private placement	1.80	5,600	9,417	–	–	–	–	9,417
Shares issued for mineral property	1.38	10,000	13,800	–	–	–	–	13,800
Fair value of stock options exercised	-	–	430	–	(430)	–	–	–
Loss for the year	-	–	–	–	–	(13,043)	–	(13,043)
Stock based compensation	-	–	–	–	2,131	–	–	2,131
Exercise of warrants - fair value	-	–	7,020	–	–	–	–	7,020

Balance, December 31, 2003		72,640	110,313	295	4,734	(63,359)	–	51,983
Exercise of warrants	1.81	2,138	3,785	–	–	–	–	3,785
Exercise of options	1.16	836	970	–	–	–	–	970
Shares issued for mineral property	2.98	11,000	32,780	–	–	–	–	32,780
Fair value of stock options exercised	-	–	239	–	(239)	–	–	–
Loss for the year	-	–	–	–	–	(3,695)	–	(3,695)
Warrants expired unexercised	-	–	–	(221)	221	–	–	–
Exercise of warrants - fair value	-	–	74	(74)	–	–	–	–
Stock based compensation	-	–	–	–	2,473	–	–	2,473

Balance, December 31, 2004		86,614	148,161	–	7,189	(67,054)	–	88,296
Exercise of warrrants	0.91	5,500	5,018	–	–	–	–	5,018
Exercise of options	0.96	1,572	1,509	–	–	–	–	1,509
Exercise of warrants - fair value	-	–	2,845	–	–	–	–	2,845
Stock base compensation	-	–	–	–	476	–	–	476
Loss for the year	-	–	–	–	–	(1,519)	–	(1,519)

Balance, December 31, 2005		93,686	157,533	–	7,665	(68,573)	–	96,625
Exercise of options	1.49	1,193	1,783	–	–	–	–	1,783
Shares issued for cash net of issue costs	2.25	11,200	23,059	–	–	–	–	23,059
Private placement net of issue costs	2.25	3,333	7,034	–	–	–	–	7,034
Shares issued for mineral property	1.90	4,000	7,600	–	–	–	–	7,600
Fair value of stock options exercised	-	–	754	–	(754)	–	–	–
Compensation warrants	-	–	–	159	–	–	–	159
Stock based compensation	-	–	–	–	3,610	–	–	3,610
Loss for the year	-	–	–	–	–	(11,478)	–	(11,478)

Balance, December 31, 2006		113,412	197,763	159	10,521	(80,051)	–	128,392

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f)	Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited) (continued)

	Common Shares						Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$	(thousands)	$'000	$'000	$'000	$'000	$'000	$'000

Balance, December 31, 2006		113,412	197,763	159	10,521	(80,051)	–	128,392
Adoption of accounting policy	-	–	–	–	–	–	65	65
Exercise of options	1.69	3,016	5,111	–	–	–	–	5,111
Shares issued for cash net of issue costs	2.11	57,500	121,428	–	–	–	–	121,428
Shares issued for Hecla Ventures Corp.	2.48	7,930	19,667	–	–	–	–	19,667
Shares issued for Tranter Burnstone Pty Ltd	1.82	19,939	36,323	–	–	–	–	36,323
Share purchase warrants exercised	2.16	1,599	3,459	–	–	–	–	3,459
Fair value of stock options exercised	-	–	2,005	–	(2,005)	–	–	–
Compensation warrants exercised	-	–	142	(142)	–	–	–	–
Compensation warrants expired	-	–	–	(17)	17	–	–	–
Fair value of warrants exercised	-	–	547	–	–	–	–	547
Warrants issued persuant to share issuance	-	–	–	16,210	–	–	–	16,210
Stock based compensation	-	–	–	–	5,634	–	–	5,634
Loss for the year	-	–	–	–	–	(51,510)	–	(51,510)
Fair value adjustment - financial instruments	-	–	–	–	–	–	538	538

Balance, December 31, 2007		203,396	386,445	16,210	14,167	(131,561)	603	285,864
Fair value of options exercised		–	2,076	–	(2,076)	–	–	-
Fair value of warrants exercised		–	546	–	–	–	–	546
Share purchase options exercised	2.07	2,250	4,655	–	–	–	–	4,655
Shares issued to CW Properties LLC, February 2008	2.97	10	30	–	–	–	–	30
Shares issued for Rusaf Gold Limited, April 2008	3.45	6,614	22,788	–	–	–	–	22,788
Shares issued for Rusaf Gold Limited, July 2008	3.49	22	77	–	–	–	–	77
Shares issued for Puma Gold (Pty) Ltd, July 2008	3.57	1,862	6,649	–	–	–	–	6,649
Rusaf share purchase warrants exercised, October 2008	1.38	13	18	–	–	–	–	18
Share purchase warrants exercised	1.68	999	1,677	–	–	–	–	1,677
Warrants issued persuant to Senior Secured Notes		–	–	6,617	–	–	–	6,617
Stock based compensation		–	–	–	10,412	–	–	10,412

Options and warrants issued on acquisition of Rusaf Gold Limited		–	–	–	1,755	–	–	1,755
Loss for the period		–	–	–	–	(84,433)	–	(84,433)
Unrealized loss on available-for-sale financial instruments		–	–	–	–	–	(2,701)	(2,701)
Accumulated unrealized gain on foreign exchange translation of self-sustaining foreign operations		–	–	–	–	–	2,311	2,311

Balance, December 31, 2008		215,166	424,961	22,827	24,258	(215,994)	213	256,265
Equity line: shares issued for cash, net of share issue costs	1.37	2,847	3,911	–	–	–	–	3,911

Public offering: shares issued for cash, net of share issue costs	1.15	115,000	132,700	5,308	–	–	–	138,008
Options exercised	2.04	1,125	2,294	–	(809)	–	–	1,485
Shares issued for mineral properties	1.76	20	35	–	–	–	–	35
Warrants expired	-	–	–	(16,210)	16,210	–	–	–
Future income tax on expired share purchase warrants		–	–	–	(1,294)	–	–	(1,294)
Stock-based compensation	-	–	–	–	12,104	–	–	12,104
Loss for the period	-	–	–	–	–	(47,807)	–	(47,807)
Unrealized gain on available-for-sale financial instruments	-	–	–	–	–	–	3,026	3,026
Accumulated unrealized loss on foreign exchange translation of self-sustaining operations	-	–	–	–	–	–	(27,780)	(27,780)

Balance, December 31, 2009		334,158	563,901	11,925	50,469	(263,801)	(24,541)	337,953

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

25.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f)	Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited) (continued)

													Accumulated
		Common Shares											other		Total
		Issue	Number of						Contributed		Retained		comprehensive		shareholders'
		Price	shares		Amount		Warrants		surplus		deficit		income		equity
	$		(thousands)	$	'000	$	'000	$	'000	$	'000	$	'000	$	'000

Balance, December 31, 2009			334,158		563,901		11,925		50,469		(263,801)		(24,541)		337,953
Options exercised		2.35	6,085		14,308		–		(5,211)		–		–		9,097
Warrants exercised		1.69	59,504		100,290		(5,811)		–		–		–		94,479
Shares issued for early settlement of Senior Secured Notes		1.75	2,234		3,910		–		–		–		–		3,910
Shares issued for settlement of Senior Secured Notes		2.81	1,461		4,102		–		–		–		–		4,102
Shares issued on settlement of Rusaf contingent payment requirement		1.82	10,573		19,243		–		–		–		–		19,243
Warrants expired			–		–		(7)		7		–		–		-
Stock-based compensation			–		–		–		7,469		–		–		7,469
Loss for the period			–		–		–		–		(28,777)		–		(28,777)
Unrealized gain on available-for-sale financial instruments			–		–		–		–		–		603		603
Realized gain on available-for-sale financial instruments upon transfer			–		–		–		–		–		(1,530)		(1,530)
Accumulated unrealized loss on foreign exchange translation of self-sustaining operations			–		–		–		–		–		27,433		27,433

Balance, December 31, 2010			414,015		705,754		6,107		52,734		(292,578)		1,965		473,982

(g)	New US GAAP pronouncements adopted

(i) FASB Accounting Standard Codification (“ASC”) No. 810, Consolidations (“ASC 810”)

The FASB issued ASC 810, Consolidations, which eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, among other changes. This Standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The adoption of this Standard had no impact of the Company’s financial statements.

(h)	New US GAAP pronouncement issued but not yet adopted

In light of the Company’s decision to convert its basis of accounting to International Financial Reporting Standards (“IFRS”) for periods beginning on or after January 1, 2011, preparing its first interim financial statements in accordance with IFRS for the three month period ending March 31, 2011, new US GAAP pronouncements effective from 2011 onwards will not have an impact on the Company’s financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Unaudited)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2010	2009
		$ '000	$ '000
Burnstone - Pre-development
Cumulative pre-development expenditures, beginning of year		$39,174	$39,174
Cumulative pre-development expenditures, end of year		39,174	39,174

Hollister - Pre-development
Depreciation		769	1,732
Property evaluation		(87)	439
Underground access and infrastructure development		11,160	20,152
Operational costs		1,247	2,487
Pre-development expenses before the following		13,089	24,810
Office and administration		308	1,059
Pre-development expenses incurred during the year		13,397	25,869
Cumulative pre-development expenditures, beginning of year		82,723	56,854
Cumulative pre-development expenditures, end of year		96,120	82,723

Total pre-development expenses before the following		13,089	24,810
Office and administration	22(b)	308	1,059
Total pre-development expenses incurred during the year		13,397	25,869
Total cumulative pre-development expenditures, beginning of year		121,897	96,028
Total cumulative pre-development expenditures, end of year		$135,294	$121,897

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited)

	Year ended	Year ended
Mineral Property Interests	December 31	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Exploration
Assays and analysis	$2	$28
Drilling	70	202
Equipment rental	–	3
Geological	75	64
Graphics	–	1
Property fees and exploration option payments	12	–
Site activities	362	269
Exploration expenses incurred during the year	521	567
Cumulative exploration expenditures, beginning of year	31,610	31,043
Cumulative exploration expenditures, end of year	32,131	31,610
Hollister - Exploration
Assays and analysis	126	209
Drilling	3,724	6,886
Engineering	–	712
Environmental, socio-economic and land	69	1,690
Freight	65	190
General office and administration	1,324	853
Geological	169	150
Property fees and exploration option payments	108	73
Site activities	2,619	2,955
Exploration expenses incurred during the year	8,204	13,718
Cumulative exploration expenditures, beginning of year	58,913	45,195
Cumulative exploration expenditures, end of year	67,117	58,913
Rusaf Gold - Exploration
Assays and analysis	28	331
Depreciation	291	299
Drilling	–	11
Engineering	2	32
Freight	12	86
Geological	71	203
Property fees and exploration option payments	412	445
Site activities	908	715
Exploration expenses incurred during the year	1,724	2,122
Cumulative exploration expenditures, beginning of year	9,661	7,539
Cumulative exploration expenditures, end of year	11,385	9,661
Other - Exploration
Depreciation	–	14
Equipment rental	–	50
Freight	–	3
Geological	–	89
Property fees and exploration option payments	–	2
Site activities and closure	1	27
Exploration expenses incurred during the year	1	185
Cumulative exploration expenditures, beginning of year	4,354	4,169
Cumulative exploration expenditures, end of year	4,355	4,354

Total exploration expenses incurred during the year	10,450	16,592
Total cumulative exploration expenditures, beginning of year	104,538	87,946
Total cumulative exploration expenditures, end of year	$114,988	$104,538